Sub-Item 77Q1(b)
Text of Proposals Described in Sub-Item 77D
Worldwide Portfolio
33-63212, 811-7736


The May 1, 2011 supplement to the May 1, 2011 Janus Aspen Series Prospectuses, filed on Form 497, shows the following changes for Worldwide Portfolio:

Effective May 16, 2011, this supplement expires.

Effective through May 15, 2011, the following applies as noted.

The following are the first, second, and third paragraphs under "Principal Investment Strategies" in the Portfolio Summary section of the Prospectus for the Portfolio:

Principal Investment Strategies
The Portfolio pursues its investment objective by investing primarily in common stocks of companies of any size located throughout the world. The Portfolio normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets. The Portfolio may also invest in foreign equity and debt securities.

The portfolio manager applies a "bottom up" approach in choosing investments. In other words, the portfolio manager looks at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio's investment policies.

The Portfolio may invest its assets in derivatives (by taking long and/or short positions). The Portfolio may use derivatives for different purposes, including hedging (to offset risks associated with an investment, currency exposure, or market conditions) and to earn income and enhance returns.